Exhibit 21.1

GlassHouse Technologies, Inc.

List of Subsidiaries

Name of Wholly-Owned Subsidiary	Jurisdiction of Organization
GlassHouse Technologies (UK) Limited	United Kingdom

DCMI Holdings Limited (Indirect Subsidiary)	United Kingdom

GlassHouse Technologies GmbH	Germany

The Storage Group, Inc.	California

GlassHouse Information Systems Ltd.	Turkey

MBI Advanced Computer Systems Ltd.	Israel

Integrity Systems Ltd.	Israel

Integrity Systems, Inc. (Indirect Subsidiary)	Delaware